GGL DIAMOND CORP.

June 12, 2006

PRESS RELEASE

GGL discovers kimberlite on the Courageous Property, Slave Craton NWT, Canada.

Vancouver, British Columbia – Raymond. A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL), is pleased to report the intersection of kimberlite by drilling Target A085 on the Courageous Property, a 100% GGL owned property approximately 40 kilometres south of the Ekati Diamond Mine.

Within a shallow lake, the A085 target consists of a complex magnetic high and subtle electromagnetic signature associated with a gravity low signature. Two inclined NQ core holes have been drilled into A085 and a third drill hole is under way. DDH-CH06-020 drilled to test the magnetic signature, encountered 4.8 metres of macrocrystalline kimberlite between 98.5 and 108.2 metres. DDH-CH06-021 drilled from the same setup, was drilled to test the gravity low signature. This hole has encountered 44 metres of kimberlite alternating in texture between macrocrystic and "muddy/friable" kimberlite material. A third hole, DDH-CH06-022, also inclined at 45 degrees, was collared 175 metres west of the first two holes and is currently testing an associated electromagnetic signature that is part of A085. The kimberlite intersections are being field logged but will require detailed logging and interpretation before the material can be sent for microdiamond analyses.

The Company began acquiring claims in the area in the year 2000. Since then, GGL's exploration program has included KIM (kimberlite indicator mineral) sampling, soil sampling, air and ground geophysical surveys; interpretation of the results of these surveys has been ongoing. Several targets on the claim group have been drilled previously, but as new data emerges and existing data is reinterpreted, GGL geologists continue to identify high potential drill targets that remain to be tested.

The Courageous Property is part of the extensive CH Project area exploration and claim acquisition program that started in the winter of 2000. To date the Company has incurred approximately $6 million to CH-area exploration consisting primarily of sampling, geophysical surveys and data interpretation, all with the objective of identifying kimberlite targets. Three kimberlites; Rainer, Adams and Shasta were discovered in 2001 as part of this exploration campaign.

The CH claim groups, 100%-owned by the Company, include, MacKay, Courageous, G Claims, Seahorse, Shoe, Starfish, Zip, Winter Lake North and Winter Lake South, totaling over 300,000 acres. Each of the claim groups contains kimberlite indicator minerals from the diamond stability field. Drill targets have been defined and new areas need additional detailed sampling and/or ground geophysical surveys.

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#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

This program is operated by GGL, under the supervision of Chris Hrkac, B.Sc. in charge of general exploration in Yellowknife and Torrie Chartier, M.Sc., P.Geol., a consultant to GGL and a qualified person as defined by National Instrument 43-101.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.